Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	1999	2000	1999
Net income	$3,859	$1,251	$5,063	$7,770

Shares:
Weighted average number of shares of common stock outstanding	24,022	25,279	24,264	25,668
Shares assumed issued (less shares assumed purchased for treasury) on stock options	160	151	121	195

Outstanding shares for diluted earnings per share calculation	24,182	25,430	24,385	25,863

Earnings per common share:
Basic	$0.16	$0.05	$0.21	$0.30
Diluted	$0.16	$0.05	$0.21	$0.30